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                             LAXEY INVESTORS LIMITED
                           c/o Laxey Partners Limited
                         Stanley House, 7-9 Market Hill
                          Douglas, Isle of Man, IM1 2BF
                       Tel: 01624 690900 Fax: 01624 623819
                              www.laxeypartners.com


November 1, 2002



VIA HAND DELIVERY
-----------------

Jardine Fleming India Fund, Inc.
51 W. 52nd Street
New York, New York 10019
Attention: Secretary

RE:      JARDINE FLEMING INDIA FUND, INC.: STOCKHOLDER PROPOSAL NOTICE
---      -------------------------------------------------------------

Gentlemen and Ladies,

In accordance with the notice provisions set forth in the public filings of Jardine Fleming India Fund, Inc. (the "Fund") and pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, we hereby request that a proposal to terminate the Investment Advisory and Management Agreement, as amended, by and between the Fund and JF International Management Inc. (the "Investment Advisory Agreement") be submitted to the Fund's shareholders at the next annual meeting of shareholders. We also request that our proposal and supporting statement be included in the Company's proxy statement that is to be filed with the Securities and Exchange Commission, in connection therewith. As of November 1, 2002, we are the holders of an aggregate of 162,503 shares of the Fund's Common Stock of which at least 77,503 of those shares have been held continuously for the requisite one-year period from October 31, 2001 through the date hereof, and we intend to continue ownership of our shares through the date of the Fund's next annual meeting.

Our proposal and supporting statement to be presented to shareholders at the 2003 Annual Meeting is as follows:

          "RESOLVED: The Investment Advisory and Management Agreement between JF International Management Inc. and the Fund shall be terminated in accordance with its terms, effective within 60 days after the 2003 Annual Meeting."

SUPPORTING STATEMENT: As a significant Fund shareholder, we have a vested interest in the Fund's performance and management decisions relating to shareholder value.

On November 10, 2000, the Fund's Board of Directors announced a strategic action program (the "Program") to enhance shareholder value. Under the Program, beginning in 2001 and to the



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extent permitted under the U.S. law, the Fund has stated that it would conduct an annual tender offer if the Fund's average discount to net asset value per share exceeded 20% during a 13-week measurement period to be set each year by the Board of Directors. According to the terms of the Program, the tender offers would be for at least 10% of the Fund's outstanding shares at a per share purchase price of 95% of the net asset value per share. While the Fund did consummate a tender offer for 10% of the Fund's outstanding shares last year (the "Tender Offer"), we believe that the limited size and duration of the Tender Offer did not adequately address the stockholders' need for liquidity in the Fund. This is evidenced by the fact that holders of approximately 68% of the Fund's Common Stock sought to tender their shares in the Tender Offer. Approximately 14% of the shares properly tendered and not withdrawn were accepted by the Fund in the Tender Offer.

We therefore believe that JF International Management Inc., the current investment advisor ("JF International"), has not acted in a manner which would expediently and effectively allow the shareholders of the Fund to maximize their investment. Thus, we seek to terminate the current Investment Advisory Agreement with JF International.

Information regarding our addresses, telephone number and ownership of beneficial shares of the Fund is attached hereto as Annex A. A copy of a letter dated November 1, 2002 regarding verification of stock ownership from the record holder is also attached hereto.

If you would like to discuss this matter further, please do not hesitate to call me.


Sincerely,


LAXEY INVESTORS LIMITED

  /s/ Andrew Pegge
-------------------------
Name:  Andrew Pegge
Title: Director








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                                     ANNEX A
                             STOCKHOLDER INFORMATION

The name, address, telephone number and the number of shares of common stock beneficially owned for the stockholder and its investment manager is as follows:


Laxey Investors Limited, a British Virgin Islands company ("LIL"):
------------------------------------------------------------------

LIL is a private investment company formed in March 1999 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands. As of November 1, 2002, LIL is the beneficial owner of 162,503 shares of the Fund.


Laxey Partners Limited, an Isle of Man company ("Laxey"):
---------------------------------------------------------

Laxey is the investment manager for LIL, subject to the overall control of the directors of LIL. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF. Their telephone number is 01624-690-900. As of November 1, 2002, Laxey, through its management of LIL, other private investment companies and third party discretionary accounts, is the beneficial owner of 606,003 shares of the Fund.


Colin Kingsnorth, a British citizen ("Kingsnorth"); and Andrew Pegge, a British citizen ("Pegge" and, collectively with LIL, Laxey, and Kingsnorth, the "Stockholders"):
-------------------------------------------------------------------------------

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Their telephone numbers are 0207-349-5566 and 01624-69-0900, respectively. As of November 1, 2002, each of Messrs. Kingsnorth and Pegge is the beneficial owner of 606,003 shares of the Fund.